

DIVISION OF
CORPORATION FINANCE

July 22, 2009

<u>Via U.S. Mail and Facsimile</u>

Paul F. Boling
Chief Financial Officer
Carrizo Oil & Gas, Inc.
1000 Louisiana Street
Suite 1500
Houston, TX 77002

> **Re:  Carrizo Oil & Gas Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **File No. 0-29187-87**
>
> **Form S-3**
> **Filed May 14, 2009**
> **File No. 333-159237**

Dear Mr. Boling:

We have reviewed your filings and your response letter dated June 15, 2009 and we have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

General

1. We will not be able to accelerate the effectiveness of your Form S-3 until you have cleared comments on your Form 10-K.

Engineering Comments

2. We have reviewed your response to prior comment six, regarding the reserves you have been reporting for the Camp Hill field. We note that approximately one-half of the Camp Hill reserves have been classified as proved since 1997, a time span of approximately 12 years, without a material increase in development or production rates. We understand that additional reserves were classified as proved in 2002 upon leasing additional acreage. And although you have drilled a number of wells recently, these have either not been completed or have been unable to sustain an increase in production.

   It does not appear appropriate to continue classifying the undeveloped reserves and a large portion of the developed reserves as proved for the following reasons:

   - There has been no appreciable increase in production over many years, even considering the wells you have drilled in the last several years; current levels of production are approximately 30 barrels of oil per day.

   - You have not had a significant or consistent development program in place to recover the quantities classified as reserves, even though oil prices have been at high levels since early in 2005 and have remained at higher than historical averages over the last year.

   - You have not been able to demonstrate that these quantities could be produced economically at commercial rates of production for a sustained amount of time.

   - You have not been able to overcome many operational problems, primarily with the steam generators that are necessary to sustain the injection rates of steam required to achieve economic production; steam injection has been terminated once again for the remainder of 2009 due to such operational problems.

   - You have identified no significant, sustained, successful steam injection projects in East Texas that can be used as an analogy to be relied upon in concluding that the Camp Hill project is reasonably certain to succeed.

- The results of your steam injection project do not indicate that the recovery of these volumes of oil are reasonably certain to occur.

Please revise your document accordingly.

<u>Closing Comments</u>

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

Please contact James Murphy, Petroleum Engineer at (202) 551-3703 with any questions on the engineering comments.  Please contact Sean Donahue at (202) 551-3579 or Michael Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Gene J. Oshman 713.229.7778